SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 20, 2016 re TAT Technologies Ltd. Reports First Quarter 2016 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports First Quarter 2016 Results

GEDERA, Israel, May 20, 2016 - TAT Technologies Ltd. (NASDAQ: TATT - News) (the “Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month period ended March 31, 2016.

Financial Highlights for the First quarter of 2016 (unaudited):

●	Total Revenue: $23.6 million compared to $20.5 million in the first quarter of 2015.

●	Operating income: $0.3 million compared to $1.1 million in the first quarter of 2015.

●	EBITDA: $1.1 million compared to $1.6 million in the first quarter of 2015.

●	Net income: $0.04 million compared to $1.9 million in the first quarter of 2015.

●	Earnings per share basic and diluted: $0.01 per share compared to $0.22 per share in the first quarter of 2015.

●	Cash and cash equivalents and short-term bank deposits: $26 million compared to $26.8 million as of December 31, 2015.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components; and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components including heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2016	2015
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,832	$18,688
Short-term bank deposits	6,133	8,122
Accounts receivable, net	20,545	19,151
Other current assets and prepaid expenses	4,161	3,025
Inventory, net	36,465	36,664

Total current assets	87,136	85,650

NON-CURRENT ASSETS:
Investment in First Aviation Services Inc.	169	169
Funds in respect of employee rights upon retirement	2,564	2,626
Deferred income taxes	990	890
Intangible assets, net	1,280	1,314
Property, plant and equipment, net	19,293	18,934

Total non-current assets	24,296	23,933

Total assets	$111,432	$109,583

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	7,959	7,022
Accrued expenses	8,367	7,815
Total current liabilities	16,326	14,837

NON CURRENT LIABILITIES:
Other long-term liabilities	42	189
Liability in respect of employee rights upon retirement	2,889	2,871
Deferred income taxes	244	262

Total non-current liabilities	3,175	3,322

Total liabilities	19,501	18,159

EQUITY:
Share capital	2,797	2,793
Additional paid-in capital	64,669	64,529
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	314	(4)
Retained earnings	26,239	26,194
Total shareholders' equity	91,931	91,424

Total liabilities and shareholders' equity	$111,432	$109,583

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Three months ended		Year ended
	March 31,		December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
		(Revised)
Revenues:
Products	$8,069	$6,979	$31,339
Services	15,565	13,507	54,268
	23,634	20,486	85,607

Cost of revenue:
Products	6,691	5,554	24,466
Services	13,008	11,078	47,476
	19,699	16,632	71,942
Gross Profit	3,935	3,854	13,665

Operating expenses:
Research and development, net	264	138	890
Selling and marketing	1,010	725	2,903
General and administrative	2,410	1,924	8,469
Other expenses	1	1	631
Gain on bargain purchase	-	-	(4,833)
	3,685	2,788	8,060
Operating income	250	1,066	5,605

Financial expenses, net	(19)	(185)	(349)

Income before taxes on income	231	881	5,256

Taxes on income	186	431	644

Income before equity investment	45	450	4,612
Share in results of equity investment of affiliated Company	-	1,491	1,237

Net income	$45	$1,941	$5,849

Basic and diluted income per share

Net income per share	$0.01	$0.22	$0.66

Weighted average number of shares outstanding
Basic	8,828,444	8,808,344	8,808,344
Diluted	8,828,444	8,808,344	8,810,689

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)

Net income	$45	$1,941	$5,849
Other comprehensive income
Net unrealized gains (losses) from derivatives	365	-	(5)
Reclassification adjustments for gains included in net income and inventory	(47)	-	1
Total other comprehensive income	$363	$1,941	$5,845

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
		(Revised)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income attributable to TAT Technologies Ltd. shareholders	$45	$1,941	$5,849

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	851	554	2,781
Loss on sale of property, plant and equipment	1	1	-
Interest from short-term bank deposits and restricted deposits	(11)	-	(33)
Loss (gain) from change in fair value of derivatives	(53)	-	10
Provision for doubtful accounts	43	-	206
Share in results and sale of equity investment of affiliated Company	-	(1,491)	(1,237)
Share based compensation	14	15	38
Gain on bargain purchase	-	-	(4,833)
Liability in respect of employee rights upon retirement	18	(31)	28
Deferred income taxes, net	(118)	366	(21)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(1,437)	(702)	(2,375)
Decrease (increase) in other current assets and prepaid expenses	(536)	418	(85)
Decrease (increase) in inventory	172	(1,036)	(571)
Increase (decrease) in trade accounts payable	427	(1,722)	436
Increase in accrued expenses	552	1,436	525
Increase (decrease) in other long-term liabilities	(147)	(7)	15

Net cash provided by (used in) operating activities	$(179)	$(258)	$733

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiary, net of cash acquired	-	-	(1,796)
Proceeds from sale of equity investment of affiliated Company	-	3,624	3,624
Funds in respect of employee rights upon retirement	(140)	(52)	8
Proceeds from sale of property and equipment	1	6	9
Purchase of property and equipment	(668)	(853)	(3,315)
Investments in short-term deposits	-	-	(8,109)
Maturities of short-term deposits	2,000	-	5,109
Cash flows provided by (used in) investing activities	$1,193	$2,725	$(4,470)

Cash flows provided by (used in) financing activities	$130	$-	$(469)

Net increase (decrease) in cash and cash equivalents	1,144	2,467	(4,206)

Cash and cash equivalents at beginning of period	18,688	22,894	22,894

Cash and cash equivalents at end of period	$19,832	$25,361	$18,688

Additional comment:

During the three months ended March 31, 2015 the Company recognized a gain from the revaluation to fair value of the remaining holding in the investment in First Aviation Services Inc. The capital gain from the revaluation was $254. During the three months period ended December 31, 2015 the Company adjusted the gain from the revaluation reported in the three months period ended March 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: May 20, 2016